QCC Board Approval:
03/01/2007

QUEST CAPITAL CORP.

CODE OF CONDUCT

INTRODUCTION

This Code of Conduct (the "Code") embodies the commitment of Quest Capital Corp. (the “Company”) and our subsidiaries to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All officers, employees, and directors (as hereinafter defined) are expected to adhere to the principles and procedures set forth in this Code. This Code shall be our code of ethics for our officers, employees, and directors (collectively “Personnel” or “Person”). This Code is separate and apart from, and in addition to, any policies the Company may have in effect, from time to time, relating to our employees, officers and Board of Directors (“Board”).

This Code strives to deter wrongdoing and promote the following six objectives:

•	Honest and ethical conduct;
•	Avoidance of conflicts of interest;
•	Full, fair, accurate, timely and transparent disclosure;
•	Compliance with applicable government and self-regulatory organization laws, rules and regulations;
•	Prompt internal reporting of Code violations; and
•	Accountability for compliance with the Code.

CODE COMPLIANCE AND REPORTING

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any Person who becomes aware of any existing or potential violation of this Code should promptly notify a member of the Audit Committee of our Board. Acting through our Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

PERSONAL CONFLICTS OF INTEREST

A "personal conflict of interest" occurs when a Person's private interest interferes with the interests of the Company. A conflict of interest exists where the interests or benefits of a Person or an entity which is, with respect to that Person, a "related party" as defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"), conflict with the interests of the Company. Personal conflicts of interest, whether actual or apparent, are prohibited as a matter of Company policy, unless they have been approved or waived by the Company.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including loans or guarantees of obligations, from any person or entity.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whether actual or apparent, should, to the extent possible, be avoided.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee of our Board. The Company must report all material "related party transactions" as defined in Rule 61-501, under applicable accounting rules, securities laws, the rules and regulations of The Toronto Stock Exchange (the “Exchange”), and of any securities commission (“Commission”) having jurisdiction over the Company.

PUBLIC DISCLOSURE

It is Company policy that the information in our public communications, including our filings made with the Exchange and any Commission, be full, fair, accurate, timely and understandable and shall be timely filed or communicated. Our Personnel who are involved in the Company's disclosure process, are responsible for the Company's compliance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Company policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations. No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records. If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee.

It is both illegal and against Company policy for any Person who is aware of material non-public information relating to the Company, or any other private or governmental issuer of securities, to buy or sell any securities of those issuers, or recommend that another person buy, sell or hold the securities of those issuers. Any Person who is uncertain about the legal rules involving his or her purchase or sale of any Company securities, or any securities in issuers with which he or she is familiar by virtue of his or her work for the Company, should consult with a member of the Audit Committee before making any such purchase or sale.

AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended or modified by our Board. Waivers of this Code may only be granted by the Board or a committee of the Board with specific delegated authority.